UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ABRAXIS BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

003834Y

(CUSIP Number)

Steven H. Hassan

10182 Culver Boulevard

Culver City, California

USA, 90232

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 003834Y	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Dr. Patrick Soon-Shiong I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,518,218
	8	SHARED VOTING POWER 23,036,436
	9	SOLE DISPOSITIVE POWER 11,518,218
	10	SHARED DISPOSITIVE POWER 23,036,436
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,186,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 003834Y	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Michele B. Chan Soon-Shiong I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,518,219
	8	SHARED VOTING POWER 2,162,740
	9	SOLE DISPOSITIVE POWER 11,518,219
	10	SHARED DISPOSITIVE POWER 2,162,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,680,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. [003834Y]	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Steven H. Hassan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,131,314
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,131,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,131,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 003834Y	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Patrick Soon-Shiong 2009 GRAT 1 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,759,109
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,759,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,759,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 003834Y	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Patrick Soon-Shiong 2009 GRAT 2 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,759,109
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,759,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,759,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 003834Y	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Michele B. Chan Soon-Shiong 2009 GRAT 1 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,759,109
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,759,109
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,759,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 003834Y	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Michele B. Chan Soon-Shiong 2009 GRAT 2 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,759,110
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,759,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,759,109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 003834Y	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS California Capital Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,987,159
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,987,159
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,987,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 003834Y	SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS Themba LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,987,159
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,987,159
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,987,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

Explanatory Notes: This Amendment to Schedule 13D (this “Amendment”) is being filed by Dr. Patrick Soon-Shiong and the other Reporting Persons identified herein, and amends the Schedule 13D filed with the Securities and Exchange Commission on November 13, 2007, in respect of the common stock, par value $0.001 per share, of Abraxis BioScience, Inc. (the “Schedule 13D”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

Item 1.	Security and Issuer

The disclosure in Item 1 is hereby amended and restated to read in its entirety as follows:

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”) of Abraxis Bioscience, Inc. a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 11755 Wilshire Boulevard, Suite 200, Los Angeles, CA 90025.

Item 2.	Identity and Background

The disclosure in Item 2 is hereby amended and restated to read in its entirety as follows:

(a)	This statement is being filed on behalf of Dr. Patrick Soon-Shiong; Michele Chan Soon-Shiong; Steven H. Hassan; Patrick Soon-Shiong 2009 GRAT 1 (“PSS GRAT 1”), a trust established under the laws of the California; Patrick Soon-Shiong 2009 GRAT 2 (“PSS GRAT 2”), a trust established under the laws of the California; Michele B. Soon-Shiong 2009 GRAT 1 (“MSS GRAT 1”), a trust established under the laws of the California; Michele B. Soon-Shiong 2009 GRAT 2 (“MSS GRAT 2”), a trust established under the laws of the California; California Capital Limited Partnership, a limited partnership established under the laws of the State of California (“CA Capital LP”) and Themba LLC, a Delaware limited liability company. Dr. Soon-Shiong, Michele Chan Soon-Shiong, Steven Hassan, PSS GRAT 1, PSS GRAT 2, MSS GRAT 1, MSS GRAT 2, CA Capital LP and Themba LLC are referred to herein as the “Reporting Persons.”

(b)	The principal business address of PSS GRAT 1, PSS GRAT 2, MSS GRAT 1, MSS GRAT 2, CA Capital LP and Themba LLC is 10182 Culver Boulevard, Culver City, California 90232. The business address of Dr. Soon-Shiong and Michele Chan Soon-Shiong is 11755 Wilshire Blvd., Suite 2000, Los Angeles, CA 90025 and the business address of Mr. Hassan is 10182 Culver Boulevard, Culver City, California 90232.

(c)	Dr. Soon-Shiong is the Executive Chairman and Chief Executive Officer of Abraxis BioScience, Inc. Michele Chan Soon-Shiong the spouse of Dr. Soon-Shiong. Mr. Hassan is an independent certified public accountant. He is also the manager of Themba LLC. The principal business of Themba LLC is acting as the general partner of CA Capital LP (of which Themba LLC owns a 1% general partner interest).

(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Reporting Persons has been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f)	Dr. Soon-Shiong, Michele Chan Soon-Shiong and Mr. Hassan are all citizens of the United States.

Item 4.	Purpose of Transaction

The disclosure in Item 4 is hereby amended to include the following:

On June 30, 2010, Abraxis BioScience, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Celgene Corporation (“Celgene”), and Artistry Acquisition Corp., a direct wholly-owned subsidiary of Celgene (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company and the Company will become a direct wholly-owned subsidiary of Celgene (the “Merger”). In the Merger, each of the outstanding shares of the Company shall be converted into the right to receive from Celgene (1) an amount in cash, without interest, equal to $58.00; (2) .2617 of a share of common stock, par value $.01 per share of Celgene; and (3) one contingent value right (“CVR”) issued by Celgene subject to and in accordance with the CVR Agreement. As a result of the Merger, the current members of the Board of Directors of the Company will cease to be directors of the Company, the Company’s certificate of incorporation will be amended and restated to be in a form determined by Celgene and the Company and the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934 will be terminated.

As a condition to the willingness of Celgene and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefore, Celgene and Merger Sub required that the Reporting Persons and certain related entities enter into, and the Reporting Persons and those related entities entered into, a Voting Agreement with Celgene and Merger Sub, dated as of June 30, 2010 (the “Voting Agreement”).

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a), (b) and (d) Dr. Soon-Shiong is a trustee of the PSS GRAT 1, PSS GRAT 2 and as such has the sole power to vote and to dispose of 11,518,218 shares of Common Stock. Additionally, Dr. Soon-Shiong is a trustee of various trusts (of which his family members are beneficiaries), Dr. Soon-Shiong’s spouse Michele Chan Soon-Shiong is a trustee of MSS GRAT 1 and MSS GRAT 2, he and members of his immediate family are beneficiaries of the trusts that are the limited partners of CA Capital LP and he is a trustee of a charitable foundation that holds shares of Common Stock. As such, he may also be deemed to be the beneficial owner of, and to share the power to vote and dispose of, an additional 23,036,436 shares of Common Stock comprised of the 11,518,218 shares of Common Stock held by MSS GRAT 1 and MSS GRAT 2, the 7,987,159 shares of Common Stock described below as being beneficially owned by CA Capital LP, the 851,471 shares of Common Stock held by the trusts described above, and the 1,301,000 shares of Common Stock held by the foundation. The 11,518,218 shares of Common Stock that Dr. Soon-Shiong beneficially owns and the additional 23,036,436 shares of Common Stock that Dr. Soon-Shiong may beneficially own represent a total of 82.1% of the outstanding shares of Common Stock.

In her capacity as trustee of MSS GRAT 1, MSS GRAT 2 other trusts for the benefit of members of hers and Dr. Soon-Shiong’s immediate family and the charitable trusts described above, Mrs. Soon-Shiong beneficially owns, and may be deemed to have the sole power to vote and dispose of, 11,518,219 shares of Common Stock. Additionally, Ms. Soon-Shiong is the trustee of trusts of which members of her immediate family are beneficiaries and a trustee of a charitable foundation. As such, she may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, an additional 2,162,740 shares of Common Stock consisting of the 851,471 shares of Common Stock held by the trusts described above, and the 1,301,000 shares of Common Stock held by the foundation. The 11,518,219 shares of Common Stock that Michele Chan Soon-Shiong beneficially owns and the additional 2,162,740 shares of Common Stock that Mrs. Soon-Shiong may beneficially own represent a total of 33.9% of the outstanding shares of Common Stock

PSS GRAT 1 may be deemed to be the beneficial owner of, and to have the power to vote and dispose of, 5,759,109 shares of Common Stock, representing 14.3% of the outstanding shares of Common Stock.

PSS GRAT 2 may be deemed to be the beneficial owner of, and to have the power to vote and dispose of, 5,759,109 shares of Common Stock, representing 14.3% of the outstanding shares of Common Stock.

MSS GRAT 1 may be deemed to be the beneficial owner of, and to have the power to vote and dispose of, 5,759,109 shares of Common Stock, representing 14.3% of the outstanding shares of Common Stock.

MSS GRAT 2 may be deemed to be the beneficial owner of, and to have the power to vote and dispose of, 5,759,110 shares of Common Stock, representing 14.3% of the outstanding shares of Common Stock.

In his capacity as manager of Themba LLC (the general partner of CA Capital LP), and a trustee of one of the trusts, Mr. Hassan may be deemed to beneficially own, and may be deemed to share the power to vote and dispose of shares of Common Stock comprised of 7,987,159 shares of Common Stock described below as being beneficially owned by CA Capital LP and Themba LLC and 144,155 shares of common stock owned by one of the family trusts described above. These shares of Common Stock represent in the aggregate approximately 20.1% of the outstanding shares of Common Stock.

Themba LLC is the general partner of CA Capital LP, and both may be deemed to be the beneficial owner of, and both may be deemed to share the power to vote and dispose of, the 7,987,159 shares of Common Stock owned by CA Capital, representing approximately 19.8% of the outstanding shares of Common Stock.

(c) On May 7, 2009, Dr. Soon-Shiong, individually and as trustee of various annuity trusts (of which his family members were beneficiaries) transferred a total of 23,035,031 shares to the Soon-Shiong Community Property Trust dated March 27, 2009 (the “Trust”). On October 6, 2009, in order to form four new grantor retained annuity trusts, the Trust transferred 5,758,578 shares to PSS GRAT 1, 5,758,578 shares to PSS GRAT 2, 5,758,577 shares to MSS GRAT 1 and 5,758,578 shares to MSS GRAT 2.

On June 16, 2010, Patrick Soon-Shiong and Michele B. Soon-Shiong, as Co-Trustees of the Trust transferred 1,000 shares to Chan Soon-Shiong Family Foundation, a California nonprofit public benefit corporation (the “Foundation”).

On June 25, 2010, CA Capital LP, transferred 1,300,000 shares to the Foundation through a distribution to the members of CA Capital LP that such members directed be made to the Foundation.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended to include the following:

Pursuant to the Voting Agreement, the Reporting Persons and related entities agreed that in respect of 33,186,067 shares of Common Stock, or approximately 82.1% of the outstanding shares of Common Stock, until the earlier of the termination of the Merger Agreement or the effective time of the Merger, they would:

•	vote their shares in favor of the adoption of the Merger Agreement and against any alternative transaction proposal; and

•	not transfer any of the shares of Common Stock, subject to limited exceptions.

The Voting Agreement also prohibits the Reporting Persons from soliciting, or engaging in any negotiations with a third party regarding, any alternative acquisition proposals, provided that the Reporting Persons may conduct negotiations with a third party if the Board of Directors of the Company is permitted to engage in discussions with that third party under the Merger Agreement. The Voting Agreement will terminate on the earlier of (i) the effective time of the Merger, (ii) the effectiveness of any material amendment, modification or supplement to, or waiver under, the Merger Agreement which amendment, modification, supplement or waiver is adverse to the Reporting Persons (including any amendment that would reduce the amount of merger consideration payable in the Merger), unless consented to in writing by each Reporting Person, and (iii) the date that the Merger Agreement is terminated.

This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Voting Agreement, which is an Exhibit to this statement.

Item 7.	Material to Be Filed as Exhibits

1.	Voting Agreement, dated as of June 30, 2010, by and among Celgene Corporation, a Delaware Corporation (“Celgene”), Artistry Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Celgene (“Merger Sub”) and the Stockholders named therein (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on July 1, 2010).

2.	Joint Filing Agreement dated July 2, 2010, by and among Patrick Soon-Shiong, Michele Chan Soon-Shiong, Steven H. Hassan, PSS GRAT 1, PSS GRAT 2, MSS GRAT 1, MSS GRAT 2, CA Capital LP and Themba LLC.

SIGNATURE

After reasonable inquiry and to the best of the knowledge of the undersigned, the information set forth in this statement is true, complete and correct.

Date: July 2, 2010

PATRICK SOON-SHIONG

/S/ PATRICK SOON-SHIONG
Patrick Soon-Shiong

STEVEN H. HASSAN

/S/ STEVEN H. HASSAN
Steven H. Hassan

MICHELE B. CHAN SOON-SHIONG

/S/ MICHELE B. CHAN SOON-SHIONG
Michele B. Chan Soon Shiong

PATRICK SOON-SHIONG 2009 GRAT 1

By:	/S/ PATRICK SOON-SHIONG,
Name:	Patrick Soon-Shiong
Title:	Trustee

PATRICK SOON-SHIONG 2009 GRAT 2

By:	/S/ PATRICK SOON-SHIONG
Name:	Patrick Soon-Shiong
Title:	Trustee

MICHELE B. SOON-SHIONG 2009 GRAT 1

By:	/S/ MICHELE B. CHAN SOON-SHIONG
Name:	Michele B. Chan Soon-Shiong
Title:	Trustee

MICHELE B. SOON-SHIONG 2009 GRAT 2

By:	/S/ MICHELE B. CHAN SOON-SHIONG
Name:	Michele B. Chan Soon-Shiong
Title:	Trustee

CALIFORNIA CAPITAL LIMITED PARTNERSHIP

By:	Themba LLC, its general partner

By:	/S/ STEVEN H ..HASSAN
Name:	Steven H. Hassan
Title:	Manager

THEMBA LLC

By:	/S/ STEVEN H. HASSAN
Name:	Steven H. Hassan
Title:	Manager

Exhibits

1.	Voting Agreement, dated as of June 30, 2010, by and among Celgene Corporation, a Delaware Corporation, Artistry Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Celgene and the Stockholders named therein (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on July 1, 2010).

2.	Joint Filing Agreement dated July 2, 2010, by and among Patrick Soon-Shiong, Michele Chan Soon-Shiong, Steven H. Hassan, PSS GRAT 1, PSS GRAT 2, MSS GRAT 1, MSS GRAT 2, CA Capital LP and Themba LLC.